Exhibit 99.1

Adagene Reports Full Year 2020 Financial Results and Provides Corporate Updates

- Successfully completed Initial Public Offering raising approximately US$161 million in gross proceeds-

-Reported clinical data for anti-CD137 and two anti-CTLA-4 programs-

-Advanced five discovery programs into IND-enabling stage-

-Established multiple academic and industry partnerships-

-Further strengthened Executive Management team-

SAN FRANCISCO, Calif. and SUZHOU, China, March 31, 2021 — Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today reported financial results for the full-year ended December 31, 2020 and provided corporate updates.

“In 2020 we made significant advancements and leveraged this momentum to build our business and successfully completed an initial public offering, raising approximately US$161 million in gross proceeds,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “We have the financial resources to maximize the value of our mature technology platform, unlock the value of our transformative pipeline and expedite both preclinical and clinical development. We expect 2021 to be a pivotal year for Adagene and look forward to multiple upcoming catalysts.”

Recent Highlights and Upcoming Milestones

ADG106: The lead NEObody™ program is a fully human ligand-blocking, agonistic anti-CD137 IgG4 mAb that is being evaluated in patients with advanced solid tumors and/or non-Hodgkin’s lymphoma. Key priorities for 2021 will be to initiate the biomarker-driven Phase 2 global trial, identify optimal drug combinations and explore niche indications for expedited approval.

•                  2021 anticipated milestones:

•                  ADG106-1008 Phase 1b read-out from China trial in combination therapy in 1H21

•                  ADG106-1003 Phase 1b read-out from Australia trial in combination therapy in 2H21

•                  ADG106-2001 Phase 2 read-out from global trial (biomarker mono/combo) in 2H21

•                  Patient enrollment was completed in trials with ADG106-1001 and ADG106-1002 in the US and China respectively. A successful End of Phase 1 meeting was held with the FDA. Data from the trial show signs of safety, tolerability and supports the future clinical development of ADG106.

•                  ADG106 was generally well-tolerated with a dose escalation up to 10 mg/kg.

•                  Observed dose dependent increases in nature killer (NK) cells in ADG106 mediated anti-tumor activities. Demonstrated dose dependent increases in soluble CD137 induction ratio over the baseline upon ADG106 treatment.

•                  Identified a potential predictive biomarker to enhance patient selection. In retrospective analysis, the majority of patients selected with the biomarker demonstrated more than 30% tumor shrinkage across different indications. Developed a high sensitivity biomarker assay and obtained a CLIA certification for the upcoming biomarker driven Phase 2 study (ADG106-2001).

•                  In March 2021, initiated patient enrollment for an Investigator trial in China to explore clinical safety and efficacy of ADG106 in combination with anti-PD1 approved drug, Toripalimab. Three patients have been dosed.

ADG116: The second NEObody program, which targets a unique epitope of CTLA-4 with a novel MOA, is being evaluated in patients with advanced/metastatic solid tumors.

•                  2021 anticipated milestones:

o                 Safety and efficacy read out in selected indications in 2H21

o                 Expand in selected indications in Australia, the US, and China

•                  In March 2021, advanced the dose-escalation of ongoing Phase 1 clinical trial evaluating the safety and tolerability of ADG116 in patients with advanced/metastatic solid tumors in Australia.

o                 Completed dose escalation of the first four doses. Finished dosing three patients at the fifth dose. No dose limiting toxicity or >Grade 2 treatment related SAEs have been observed. Promising pharmacodynamic biomarker signals have been observed, consistent with preclinical observations and demonstrate clinical proof of mechanism. Notably, a patient refractory to prior pembrolizumab therapy (> 25 cycles) demonstrated striking increases in T and NK cells, and CD8+ and CD4+ TEM / Treg.

ADG126: The lead SAFEbody™ program targets CTLA-4 and has been shown in preclinical studies to be safer, potent and more durable than a commonly used CTLA-4 cancer therapy.

•                  2021 anticipated milestones:

•                  Present an update on preclinical data at the AACR Annual Meeting, 2021 (April 10-15th)

•                  Safety and efficacy read out in selected indications in 2H21

•                  Expand clinical trial in selected investigations in China

•                  In March 2021, dosed the first three patients in a global Phase 1 clinical trial of ADG126 for the treatment of various advanced solid tumors.

•                  The global Phase 1 open-label, dose-escalation clinical trial is investigating the tolerability and anti-tumor activity of ADG126 in patients with advanced/metastatic tumors in multiple clinical sites in Australia.

•                  Received approval from the FDA to initiate the Phase 1 clinical trial of ADG126 in the US.

Discovery Programs: Generated with NEObody, SAFEbody and/or POWERbody technologies.

•                  2021 anticipated milestones:

•                  Advance additional discovery programs into IND enabling studies.

•                  The Company has over ten programs in discovery and five highly differentiated programs undergoing IND-enabling studies, namely three POWERbody programs and two SAFEbody programs

•                  POWERbody programs include bispecific T-cell engagers.

•                  All five programs have robust CMC profile with encouraging preclinical safety and efficacy data.

Collaborations: Established strong academic and industry strategic partnerships.

•                  In March 2021, through a collaboration with Guilin Sanjin Pharmaceutical Co., Ltd., or Sanjin, and its affiliates, received IND approval from the National Medical Products Administration (NMPA) in China to initiate clinical trials for an undisclosed monoclonal antibody. This will mark the fifth antibody into the clinic generated by Adagene platform. ADG104, a monospecific antibody that targets PD-L1 and is in Phase 1b and Phase 2 clinical trials concurrently in China, is also being developed in collaboration with Sanjin.

•                  In January 2021, established collaboration and license agreement with Exelixis, Inc. (Exelixis). Under the terms of the agreement, Exelixis made an upfront payment of US$11 million to Adagene.

•                  In January 2021, extended the collaboration with the National Heart, Lung, and Blood Institute at the National Institutes of Health (NIH), to 2023. The extension of the NIH research collaboration agreement will enable the development of additional antibodies and therapeutic candidates.

Expansion of Leadership Team and Recent Hires

•                  In March 2021, appointed Dr. Shi Wei as SVP of Clinical Development and Dr. Songmao Zheng as Associate Vice President of Research & Development.

o                 Shi Wei, M.D., Ph.D., is SVP of Clinical Development at Adagene. Prior to this role, she was Head of China Oncology Clinical Development; Early Oncology Pipeline at Amgen with a focus on solid tumors as well as hematologic malignancies. She has held leadership positions at Antengene, Covance, BioMarin Pharmaceuticals and Novartis.

o                 Songmao Zheng, Ph.D., is Associate Vice President of Research and Development at Adagene, leading quantitative model-informed drug discovery and development in both preclinical and clinical space. Prior to this role, he was Scientific Director/Group Leader leading numerous biologics programs at Janssen BioTherapeutics, Janssen R&D since 2013.

•                  The Company has further strengthened the clinical team and CMC team under the leadership of Hua Gong and Qinghai Zhao respectively.

Successfully Completed Initial Public Offering

•                  In February 2021, Adagene completed a successful initial public offering (the “IPO”) of 8,457,100 American depositary shares (“ADSs”), at public offering price of US$19.00 per ADS. The number of ADSs issued at closing included the exercise in full of the underwriters’ option to purchase 1,103,100 additional ADSs from the Company. The aggregate gross proceeds from the IPO were approximately US$161 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Full-Year 2020 Financial Highlights

Cash and Cash Equivalents

Our Cash and cash equivalents decreased by 19% from approximately US$92.5 million as of December 31, 2019 to approximately US$75.2 million as of December 31, 2020. The decrease in cash and cash equivalents was mainly due to increased cash outflows arising from operating activities. Moreover, Adagene successfully completed its IPO in February 2021, resulting in gross proceeds of approximately US$161 million.

Net Revenue

Our net revenue increased by 46% from US$0.5 million in 2019 to US$0.7 million in 2020. For the year ended December 31, 2019, we recognized revenue of US$0.5 million from Signal Pharmaceuticals LLC, a subsidiary of Celgene Corporation. For the year ended December 31, 2020, we recognized revenue of US$0.3 million, US$0.23 million and US$0.15 million from Signal Pharmaceuticals LLC, ADC Therapeutics SA and Tanabe Research Laboratories, Inc.  respectively.

As we have received US$11 million from Exelixis in March 2021, we expect that our net revenue for Year 2021 will be significantly higher than that of Year 2020.

Research and Development Expenses

Our research and development expenses increased by 107% from US$16.2 million in 2019 to US$33.5 million in 2020, primarily attributable to (i) an increase in payroll and other related costs of personnel due to headcount growth in research and development and increased share-based compensation expenses and (ii) an increase in costs related to preclinical testing and clinical trials due to progression of the programs and increased contract manufacturing costs.

General and Administrative (G&A) Expenses

Our administrative expenses increased by 200% from US$3.4 million in 2019 to US$10.3 million in 2020. The increase was primarily due to a rise in average payroll, an increase in the number of employees and increased share-based compensation expenses.

Net Loss

Our net loss attributable to Adagene Inc.’s shareholders increased by 158% from approximately US$16.4 million in 2019 to approximately US$42.4 million in 2020.

Non-GAAP Net Loss

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding (i) share-based compensation expenses and (ii) accretion of convertible redeemable preferred shares to redemption value, increased by 104% from approximately US$15.8 million in 2019 to approximately US$32.3 million in 2020. Please refer to the section in this press release titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Non-GAAP Financial Measures

The Company uses non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period represent net loss attributable to ordinary shareholders for the year/period excluding (i) share-based compensation expenses, and (ii) accretion of convertible redeemable preferred shares to redemption value.

Please see the “Reconciliation of GAAP and Non-GAAP Results” included in this press release for a full reconciliation of non-GAAP net loss and non-GAAP net loss per ordinary share for the year/period for the year/period to net loss attributable to ordinary shareholders for the year/period.

About Adagene Inc.

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary DPL platform, composed of NEObody, SAFEbody, and POWERbody technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations,  and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Consolidated Balance Sheets

	As of December 31
	2019 (audited)	2020 (unaudited)	2020 (unaudited)
	US$	US$	US$
			(Pro forma*)
ASSETS
Current assets:
Cash and cash equivalents	92,532,788	75,150,998	75,150,998
Short-term investments	8,000,000	—	—
Accounts receivable, net	480,000	—	—
Amounts due from related parties	1,433,186	132,396	132,396
Prepayments and other current assets	1,476,973	3,813,984	3,813,984
Total current assets	103,922,947	79,097,378	79,097,378
Property, equipment and software, net	1,879,325	2,067,125	2,067,125
Other non-current assets	87,227	3,098,234	3,098,234
TOTAL ASSETS	105,889,499	84,262,737	84,262,737
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	712,714	1,809,975	1,809,975
Contract liabilities	993,378	725,536	725,536
Amounts due to related parties	1,895,779	2,535,358	2,535,358
Accruals and other current liabilities	2,540,164	6,059,497	6,059,497
Short-term borrowings	716,723	3,831,476	3,831,476
Current portion of long-term borrowings	322,525	1,183,926	1,183,926
Total current liabilities	7,181,283	16,145,768	16,145,768
Long-term borrowings	1,515,868	2,965,563	2,965,563
Other non-current liabilities	—	91,955	91,955
TOTAL LIABILITIES	8,697,151	19,203,286	19,203,286
Commitments and contingencies
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT (CONTINUED)
Mezzanine equity:
Series A-1 convertible redeemable preferred shares (par value of US$0.0001 per share; 5,473,957 and 5,473,957 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; and none outstanding on a pro-forma basis as of December 31, 2020)	5,473,957	5,473,957	—
Series A-2 convertible redeemable preferred shares (par value of US$0.0001 per share; 2,370,414 and 2,370,414 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; and none outstanding on a pro-forma basis as of December 31, 2020)	3,000,000	3,000,000	—
Series B convertible redeemable preferred shares (par value of US$0.0001 per share; 7,494,537 and 7,494,537 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; and none outstanding on a pro-forma basis as of December 31, 2020)	27,999,995	27,999,995	—
Series C-1 convertible redeemable preferred shares (par value of US$0.0001 per share; 5,597,354 and 5,597,354 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; and none outstanding on a pro-forma basis as of December 31, 2020)	48,727,343	48,975,456	—
Series C-2 convertible redeemable preferred shares (par value of US$0.0001 per share; 1,861,121 and 1,861,121 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; and none outstanding on a pro-forma basis as of December 31, 2020)	18,999,999	18,999,999	—
Series C-3 convertible redeemable preferred shares (par value of US$0.0001 per share; 4,452,441 and 4,452,441 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively; and none outstanding on a pro-forma basis as of December 31, 2020)	50,000,000	50,000,000	—
Total mezzanine equity	154,201,294	154,449,407	—
Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 15,193,136 shares issued and outstanding as of December 31, 2019; 18,888,070 shares issued and 16,603, 070 shares outstanding as of December 31, 2020; and 46,137,894 shares issued and 43,852,894 shares outstanding on a pro forma basis as of December 31, 2020)	1,519	1,889	4,614
Subscriptions receivable from shareholders	(197,068)	(7,172,192)	(7,172,192)
Additional paid-in capital	6,789,542	23,786,652	178,233,334
Accumulated other comprehensive loss	(344,894)	(350,981)	(350,981)
Accumulated deficit	(63,258,045)	(105,655,324)	(105,655,324)
Total shareholders’ deficit	(57,008,946)	(89,389,956)	65,059,451
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	105,889,499	84,262,737	84,262,737

*  The unaudited pro forma balance sheet information as of December 31, 2020 assumes the automatic conversion of all of the outstanding convertible redeemable preferred shares into ordinary shares at a conversion ratio of 1:1, as if the conversion and expiry had occurred as of December 31, 2020.

Consolidated Statements of Comprehensive Loss

	For the years ended December 31,
	2019 (audited)	2020 (unaudited)
	US$	US$
Revenues
Licensing revenue	480,000	700,913
Expenses
Research and development expenses	(16,211,750)	(33,538,035)
Third parties	(10,507,444)	(23,645,740)
Related parties	(5,704,306)	(9,892,295)
Administrative expenses	(3,437,900)	(10,314,536)
Loss from operations	(19,169,650)	(43,151,658)
Interest income	922,680	629,288
Interest expense	(138,096)	(202,165)
Other income	723,476	971,949
Foreign exchange gain, net	21,867	(644,693)
Change in fair value of warrant liabilities	1,207,415	—
Loss before income tax	(16,432,308)	(42,397,279)
Income tax expense	—	—
Net loss attributable to Adagene Inc.’s shareholders	(16,432,308)	(42,397,279)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	65,799	(6,087)
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(16,366,509)	(42,403,366)
Net loss attributable to Adagene Inc.’s shareholders	(16,432,308)	(42,397,279)
Deemed contribution from convertible redeemable preferred shareholders	—	—
Accretion of convertible redeemable preferred shares to redemption value	(246,184)	(248,113)
Net loss attributable to ordinary shareholders	(16,678,492)	(42,645,392)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,178,232	15,950,698
—Diluted	15,178,232	15,950,698
Net loss per ordinary share
—Basic	(1.10)	(2.67)
—Diluted	(1.10)	(2.67)

Reconciliation of GAAP and Non-GAAP Results

	For the years ended December 31,
	2019	2020
	US$	US$
GAAP net loss attributable to ordinary shareholders	(16,678,492)	(42,645,392)
Add back:
Share-based compensation expenses	611,711	10,129,541
Accretion of convertible redeemable preferred shares to redemption value	246,184	248,113
Non-GAAP net loss	(15,820,597)	(32,267,738)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,178,232	15,950,698
—Diluted	15,178,232	15,950,698
Non-GAAP net loss per ordinary share
—Basic	(1.04)	(2.02)
—Diluted	(1.04)	(2.02)

Investors Contact:

Raymond Tam

Adagene

86-512-8777-3626

ir@adagene.com

Bruce Mackle

LifeSci Advisors

646-889-1200

bmackle@lifesciadvisors.com

Media Contact:

Annie Starr

6 Degrees

973-768-2170

astarr@6degreespr.com